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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                                NEUROMETRIX, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    641255104
                                 (CUSIP NUMBER)


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

             |_| RULE 13d-1(b)
             |_| RULE 13d-1(c)
             |X| RULE 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 641255104              13G                              PAGE 2 OF 11

--------- ----------------------------------------------------------------------

 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J.H. Whitney III, L.P., a Delaware limited partnership (IRS
          Identification No. 06-1503280), the sole general partner of which is
          J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III, L.L.C. are
          Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J.
          O'Brien and Michael R. Stone.
--------- ----------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|

                                                                   (b) |X|
--------- ----------------------------------------------------------------------

3          SEC USE ONLY
--------- ----------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

          A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United
          States citizens.
--------------------------------- ----- ----------------------------------------

                                   5     SOLE VOTING POWER
                                         3,161,664 shares of Common Stock
NUMBER OF                         ----- ----------------------------------------
SHARES
BENEFICIALLY                       6     SHARED VOTING POWER
OWNED BY                                 -0-
EACH                              ----- ----------------------------------------
REPORTING
PERSON                             7     SOLE DISPOSITIVE POWER
WITH                                     3,161,664 shares of Common Stock
                                  ----- ----------------------------------------

                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,161,664 shares of Common Stock
--------- ----------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                     |X|
--------- ----------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     26.29%
--------- ----------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                     PN
--------- ----------------------------------------------------------------------


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CUSIP NO. 641255104              13G                              PAGE 3 OF 11

--------- ----------------------------------------------------------------------

 1        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Whitney Strategic Partners III, L.P., a Delaware limited partnership
          (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J.H. Whitney Equity Partners III,
          L.L.C. are Peter M. Castleman, James H. Fordyce, William Laverack,
          Jr., Daniel J. O'Brien and Michael R. Stone.
--------- ----------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|

                                                                   (b) |X|
--------- ----------------------------------------------------------------------

3          SEC USE ONLY
--------- ----------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

          A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United
          States citizens.
--------------------------------- ----- ----------------------------------------

                                   5     SOLE VOTING POWER
                                         76,183 shares of Common Stock
NUMBER OF                         ----- ----------------------------------------
SHARES
BENEFICIALLY                       6     SHARED VOTING POWER
OWNED BY                                 -0-
EACH                              ----- ----------------------------------------
REPORTING
PERSON                             7     SOLE DISPOSITIVE POWER
WITH                                     76,183 shares of Common Stock
                                  ----- ----------------------------------------

                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               76,183 shares of Common Stock
--------- ----------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                     |X|
--------- ----------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     0.63%
--------- ----------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                     PN
--------- ----------------------------------------------------------------------


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CUSIP NO. 641255104              13G                              PAGE 4 OF 11

--------- ----------------------------------------------------------------------

 1         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Whitney & Co., LLC, a Delaware limited liability company (IRS
           Identification No. 03-0399998). The beneficial owners of Whitney &
           Co., LLC are Peter M. Castleman, William Laverack, Jr., Daniel J.
           O'Brien and Michael R. Stone.
--------- ----------------------------------------------------------------------

 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|

                                                                   (b) |X|
--------- ----------------------------------------------------------------------

3          SEC USE ONLY
--------- ----------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

          A Delaware limited liability company. The beneficial owners are individuals who are United States citizens.
--------------------------------- ----- ----------------------------------------

                                   5     SOLE VOTING POWER
                                         95,964 shares of Common Stock
NUMBER OF                        ----- -----------------------------------------
SHARES
BENEFICIALLY                       6     SHARED VOTING POWER
OWNED BY                                 -0-
EACH                             ----- -----------------------------------------
REPORTING
PERSON                             7     SOLE DISPOSITIVE POWER
WITH                                     95,964 shares of Common Stock
                                  ----- ----------------------------------------

                                   8     SHARED DISPOSITIVE POWER
                                         -0-
--------- ----------------------------------------------------------------------

 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               95,964 shares of Common Stock
--------- ----------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)
                     |X|
--------- ----------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     0.80%
--------- ----------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                     OO
--------- ----------------------------------------------------------------------


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CUSIP NO. 641255104              13G                              PAGE 5 OF 11

ITEM 1.

     (a) NAME OF ISSUER:

              NeuroMetrix, Inc.

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              62 Fourth Avenue
              Waltham, MA 02451

ITEM 2.

     (a) NAME OF PERSON FILING:


             (i) J.H. Whitney III, L.P. is a Delaware limited partnership.
The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter
M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

             (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Peter M. Castleman, James H. Fordyce, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

             (iii) Whitney & Co., LLC is a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the beneficial owners of Whitney & Co., LLC are as follows:
Peter M. Castleman, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               (i)  J.H. Whitney III, L.P.
                    177 Broad Street
                    Stamford, CT 06901

               (ii) Whitney Strategic Partners III, L.P.
                    177 Broad Street
                    Stamford, CT 06901


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CUSIP NO. 641255104              13G                              PAGE 6 OF 11

               (iii) Whitney & Co., LLC
                     177 Broad Street
                     Stamford, CT 06901

     (c) CITIZENSHIP:

             (i) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

             (ii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

             (iii) Whitney & Co., LLC is a Delaware limited liability company. All of the beneficial owners of Whitney & Co., LLC are citizens of the United States.

     (d) TITLE OF CLASS OF SECURITIES:

             Common Stock

     (e) CUSIP NUMBER:

             641255104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

     (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

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CUSIP NO. 641255104              13G                              PAGE 7 OF 11

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

ITEM 4. OWNERSHIP.

     The following information is provided as of December 31, 2004:

     (a) Amount beneficially owned:

          (i) J.H. Whitney III, L.P. is the beneficial owner of 3,161,664 shares.(1)

          (ii) Whitney Strategic Partners III, L.P. is the beneficial owner of 76,183 shares.(1)

          (iii) Whitney & Co., LLC is the beneficial owner of 95,964 shares.(1)

     (b) Percent of class:

          (i)  26.29% for J. H. Whitney III, L.P.;

          (ii) 0.63% for Whitney Strategic Partners III, L.P.; and

          (iii) 0.80% for Whitney & Co., LLC.

     (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               3,161,664 shares for J. H. Whitney III, L.P.;

               76,183 shares for Whitney Strategic Partners III, L.P.; and

               95,964 shares for Whitney & Co., LLC.

          (ii) Shared power to vote or to direct the vote:

------------------
     (1) J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

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CUSIP NO. 641255104              13G                              PAGE 8 OF 11


               0 shares for J. H. Whitney III, L.P.;

               0 shares for Whitney Strategic Partners III, L.P.; and

               0 shares for Whitney & Co., LLC.

          (iii) Sole power to dispose or to direct the disposition of:

               3,161,664 shares for J. H. Whitney III, L.P.;

               76,183 shares for Whitney Strategic Partners III, L.P.; and

               95,964 shares for Whitney & Co., LLC.

          (iv) Shared power to dispose or to direct the disposition of:

               0 shares for J. H. Whitney III, L.P.;

               0 shares for Whitney Strategic Partners III, L.P.; and

               0 shares for Whitney & Co., LLC.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


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CUSIP NO. 641255104              13G                              PAGE 9 OF 11

ITEM 10. CERTIFICATION.

     Not applicable.

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CUSIP NO. 641255104              13G                              PAGE 10 OF 11

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and Whitney & Co., LLC certifies that the information set forth in this statement is true, complete and correct.


                                Date:  February 9, 2005



                                J. H. WHITNEY III, L.P.

                                By:  J. H. Whitney Equity Partners III, L.L.C.


                                BY:    /S/ DANIEL J. O'BRIEN
                                     -------------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member


                                WHITNEY STRATEGIC PARTNERS III, L.P.


                                 By:  J. H. Whitney Equity Partners III, L.L.C.


                                BY:    /S/ DANIEL J. O'BRIEN
                                     -------------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member


                                WHITNEY & CO., LLC


                                BY:   /S/ DANIEL J. O'BRIEN
                                    --------------------------------------------
                                       Daniel J. O'Brien
                                       Partner



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CUSIP NO. 641255104              13G                              PAGE 11 OF 11

                                                                      Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.0001 par value per share, of NeuroMetrix, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of February, 2005.



                                  J. H. WHITNEY III, L.P.

                                  By:  J. H. Whitney Equity Partners III, L.L.C.


                                  BY:    /S/ DANIEL J. O'BRIEN
                                       -----------------------------------------
                                          Daniel J. O'Brien
                                          Managing Member


                                  WHITNEY STRATEGIC PARTNERS III, L.P.


                                  By:  J. H. Whitney Equity Partners III, L.L.C.


                                  BY:    /S/ DANIEL J. O'BRIEN
                                       -----------------------------------------
                                          Daniel J. O'Brien
                                          Managing Member


                                   WHITNEY & CO., LLC



                                   BY:   /S/ DANIEL J. O'BRIEN
                                       -----------------------------------------
                                          Daniel J. O'Brien
                                          Partner